December 23, 1998



Strategist World Fund, Inc.
IDS Tower 10
Minneapolis, Minnesota  55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of Strategist World Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid and nonassessable.


This foregoing opinion may be used in connection with the Post-Effective Amendment.

Very truly yours,

/s/ Eileen J. Newhouse

Eileen J. Newhouse
Secretary

EJN/KB/ps